UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing the results of its 2017 Annual General Meeting of Shareholders of the Company held on December 4, 2017. At the 2017 Annual General Meeting (the “Annual Meeting” or the “Meeting”), management presented certain matters, and the shareholders of the Company voted on a number of different proposals, all of which are described in more detail in the Company’s Proxy statement for the Annual Meeting that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on November 1, 2017 (“Proxy Statement”).

The proposals (i) to approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company, for three years until the 2020 Annual General Meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors of the Company to fix the compensation of said auditors in accordance with the scope and nature of their services, as set forth under Proposal 2 in the Proxy Statement; (ii) to approve a change of the Company's name to “Kitov Pharma Ltd.” or such similar name containing the name “Kitov” as determined by the Company's management and approved by the Israeli Registrar of Companies, and to approve the applicable amendments to each of the Company's Memorandum of Association and amended and restated articles of association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies), as set forth under Proposal 3 in the Proxy Statement; and (iii) to approve the re-appointment of the applicable nominees for re-election as a director, namely each of Messrs. Ido Agmon, Steven Steinberg, and Ran Tzror, to serve as a director of the Company in the second class of directors, commencing with the expiration of the applicable nominee’s current term of office as a director, and to serve until the 2020 annual meeting of shareholders of the Company, and until his successor has been duly appointed, at which time his term of office will end as set forth in the Company’s amended and restated articles of association, as set forth under Proposal 4 in the Proxy Statement, were approved by the requisite vote of the Company’s shareholders present and voting at the Meeting.

The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies for the final approved name, and the issuance by the Registrar of Companies of a Name Change Certificate.

As previously announced by the Company, the boards of directors of each of the Company and Kitov Pharmaceuticals Ltd., the Company’s wholly owned subsidiary (the “Company Subsidiary”), approved a merger between the two entities, with the Company remaining as the surviving entity, and on September 28, 2017, the Company and the Company Subsidiary submitted a merger proposal to the Israeli Registrar of Companies in order to finalize the proposed merger.

Management of the Company expects that the merger will be completed at or prior to the end of the 2017 calendar year, and that only following the issuance of a Merger Certificate by the Registrar of Companies will it then deliver to the Registrar of Companies a notice of the approved name change resolution by the shareholders of the Company, together with the proposed new name of the Company and the required alternative names. At the time the Name Change Certificate is issued by the Registrar of Companies, the Memorandum of Association and Articles of Association of the Company will be amended to reflect the new name of the Company.

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Forward-Looking Statements and the Company’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2016 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

December 4, 2017	By:	/s/ Simcha Rock
Simcha Rock
CFO and Director

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